EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

Report of Independent Auditors

The Board of Managers and Members
Concrete Pipe & Precast, LLC

Report on the Financial Statements
We have audited the accompanying financial statements of Concrete Pipe & Precast, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concrete Pipe & Precast, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Houston, Texas
February 25, 2021

CONCRETE PIPE & PRECAST, LLC

BALANCE SHEETS
DECEMBER 31, 2020 and 2019

ASSETS
	2020	2019
CURRENT ASSETS
Cash	$33,468	$82,923
Trade accounts receivable - net	17,333,169	16,200,492
Inventories	19,001,648	18,839,714
Prepaid insurance and other assets	1,020,374	585,525
Due from affiliates	24,831	158,789
Total current assets	37,413,490	35,867,443

PROPERTY, PLANT, AND EQUIPMENT - NET	54,003,847	58,931,042

OTHER ASSETS
Deposits and other assets	58,895	79,953
Total other assets	58,895	79,953

Total Assets	$91,476,232	$94,878,438

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Cash overdraft	$3,184,566	$1,282,100
Accounts payable	6,878,707	8,329,370
Due to affiliates	195,009	222,137
Other current liabilities	2,956,639	2,743,874
Total current liabilities	13,214,921	12,577,481

LONG-TERM LIABILITIES
Other long-term liabilities	535,409	—
Notes payable	22,855,218	23,993,601
Total liabilities	36,605,548	36,571,082

Commitments and contingencies (see Note 6 and Note 8)

MEMBERS’ EQUITY	54,870,684	58,307,356
Total Liabilities and Members' Equity	$91,476,232	$94,878,438

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, and 2018

	2020	2019	2018

Net sales	$157,499,099	$152,739,737	$140,494,299
Cost of sales	116,254,084	112,370,896	103,021,478
Gross profit	41,245,015	40,368,841	37,472,821

Operating Expenses
Selling expenses	4,581,005	4,721,079	4,530,571
General and administrative expenses	13,802,338	14,198,208	12,843,245
Other operating income	(310,422)	(270,635)	(471,151)
Income from Operations	23,172,094	21,720,189	20,570,156

Other income (expense)
Interest expense, net	(529,922)	(875,902)	(766,574)
Net income	$22,642,172	$20,844,287	$19,803,582

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, and 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$22,642,172	$20,844,287	$19,803,582
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	7,385,108	7,146,957	7,082,851
Amortization of debt issuance costs	21,993	21,993	21,991
Bad debt expense (recovery)	40,623	50,803	(80,265)
Net loss (gain) on disposal of assets	—	(12,758)	(669,816)
Changes in working capital:
Trade accounts receivable	(1,173,300)	(3,543,718)	2,428,822
Inventories	(161,934)	744,576	(1,212,185)
Prepaids and other assets	(435,784)	304,746	346,198
Due from / to affiliates	106,830	(23,593)	(244,377)
Accounts payable and accrued expenses	(1,237,898)	1,067,218	727,071
Cash overdraft	1,902,466	580,068	(2,020,193)
Other long-term liabilities	535,409	—	—
Net cash provided by operating activities	29,625,685	27,180,579	26,183,679

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,457,913)	(4,444,156)	(3,020,894)
Proceeds from disposal of assets	—	13,000	2,306,405
Principal received on notes receivable	—	—	897,435
Net cash provided by (used in) investing activities	(2,457,913)	(4,431,156)	182,946

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid	(26,078,844)	(22,077,086)	(26,281,569)
Net (repayments) proceeds on revolving line of credit	(1,138,383)	(759,679)	(69,104)
Loan origination costs	—	—	—
Net cash used in financing activities	(27,217,227)	(22,836,765)	(26,350,673)
NET INCREASE (DECREASE) IN CASH	(49,455)	(87,342)	15,952
CASH, BEGINNING OF YEAR	82,923	170,265	154,313
CASH, END OF YEAR	$33,468	$82,923	$170,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$535,357	$861,888	$744,322

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, and 2018

BALANCE AT DECEMBER 31, 2017	$66,018,142
Distributions	(26,281,569)
Net income	19,803,582
BALANCE AT DECEMBER 31, 2018	59,540,155
Distributions	(22,077,086)
Net income	20,844,287
BALANCE AT DECEMBER 31, 2019	58,307,356
Distributions	(26,078,844)
Net income	22,642,172
BALANCE AT DECEMBER 31, 2020	$54,870,684

The accompanying notes are an integral part of these financial statements

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

1.NATURE OF BUSINESS

Concrete Pipe & Precast, LLC (“CP&P” or the “Company”) commenced operations on August 3, 2012, through a joint venture formation agreement by and between two pipe and precast companies; Americast, Inc., a Virginia corporation (“Americast”), and Hanson Pipe & Precast, LLC, a Delaware limited liability company (“Hanson”) (collectively, the “Members”). The Members formed CP&P, a limited liability company under the laws of the State of Delaware. Both Members made initial contributions of tangible and intangible assets such as human resources, inventory, and property, plant, and equipment at the formation of CP&P. On March 13, 2015, Forterra Pipe and Precast, LLC (“Forterra”) acquired Hanson’s interest in CP&P. As such, Forterra became a member of CP&P. On September 30, 2019, Americast assigned its units in CP&P to Eagle Corporation (Americast’s parent company, or “Eagle”) and was subsequently dissolved.

CP&P is engaged primarily in the manufacture, marketing, sale, and distribution of concrete pipe and precast products. Operations are primarily in Virginia, West Virginia, Maryland, North Carolina, Pennsylvania, South Carolina, and Georgia, with sales to contiguous states.

CP&P’s operating agreement stipulates how capital contributions, distributions, and income or losses of CP&P are to be allocated to each Member, which is not always in accordance with each Member’s respective ownership percentage. Each of the Member’s loss is limited to the amount of capital contributed. CP&P shall continue in existence until dissolved in accordance with the provisions of the agreement.

2.SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements and footnotes have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates made by management relate to useful lives of property, plant, and equipment, inventory reserves, allowance for uncollectible accounts, and impairment of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, CP&P considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash accounts in excess of federally-insured limits are subject to risk of loss.

Accounts and Notes Receivable

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

Accounts receivable, net consists of amounts billed to customers less an allowance for doubtful accounts. CP&P accounts for estimated uncollectible amounts by reducing earnings through a valuation allowance. This allowance is based on the judgment of management as to the estimated collectability of the receivables balance at year-end and is adjusted as experience, economic conditions, and other factors dictate. CP&P established an allowance for uncollectible accounts receivable of $440,000 and $450,000 as of December 31, 2020 and 2019, respectively, to report receivables at their net realizable value. Generally, accounts receivable balances are unsecured and subject to certain credit risks. However, certain accounts receivable balances are secured through liens or bonding agents.

Accounts receivable balances are considered delinquent once they are 90 days past due. Finance charges begin to accrue once an account is 30 days past due and continue to accrue regardless of status. Trade receivable balances that remain outstanding after CP&P has used reasonable collection efforts are written off by reducing accounts receivable and the valuation allowance.

Allowances for non-trade note receivable losses are determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled accounts. Interest income on notes receivable is accrued monthly.

In October of 2014, CP&P obtained a non-trade note receivable related to the sale of property, plant, and equipment. The total principal balance of the note amounted to $1,050,000. The note accrued interest at an annual rate of 5.0% and required monthly payments of $6,138 beginning on December 1, 2014. In October 2017, the note was amended such that principal and all accrued interest was payable in full on January 31, 2018. All payments of principal and interest were current as of December 31, 2017. The note was secured by the respective property, plant, and equipment. The outstanding balance of the note was $897,435 at December 31, 2017 and was paid in full on January 19, 2018.

Concentration of credit risk and supplier risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral other than partial advance payments or deposits from its customers on major projects. At December 31, 2020, an individual supplier accounted for more than 10% of annual purchases. That supplier represented 12% of annual purchases for the year ended December 31, 2020.

Inventories

Inventories are valued at the lower of cost or net realizable value using several cost flow assumptions including FIFO (first-in, first-out method) and average cost.

Property, Plant, and Equipment

All initial capital contributions of property, plant, and equipment by each Member were contributed at that Member’s respective book values. Property, plant, and equipment is recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

Estimated Useful
Lives in Years

Buildings and improvements	15 - 39
Machinery and equipment	5 - 20
Vehicles and delivery equipment	5 - 12
Office equipment	3 - 7

Depreciation expense, included in cost of sales and general and administrative expenses on the statements of income, were $7,385,108 in 2020, $7,146,957 in 2019, and $7,082,851 in 2018.

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions in Accounting Standards Codification (ASC) 360, Property, Plant, and Equipment (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. No indication of impairment existed during any of the years presented. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector, and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales on the statements of income. Delivery revenue is included in net sales on the statements of income.

Income Taxes

CP&P is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its Members. All state income taxes are passed through to the Members also. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

CP&P has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with guidance established by the Financial Accounting Standards Board (FASB) and determined that there are no uncertain tax positions that would have a material impact on the financial statements of CP&P. The open tax years related to state tax filings are 2016 – 2020 and will expire in 2020 – 2024. When and if applicable, potential interest and penalty costs are accrued as incurred with expenses recognized in general and administrative expenses on the statements of income.

Revenue Recognition

Substantially all of CP&P’s revenue contracts are single performance obligations for the sale of products. All revenue recognized by the Company is recognized at the point in time when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenues are recognized when the risks and rewards associated with the transaction have been transferred to the

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists, products have been delivered, there is no future performance required, fees are fixed or determinable and amounts are collectible under normal payment terms. The Company considers several indicators for the transfer of control to its customers, including the significant risks and rewards of ownership of products, the Company's right to payment and the legal title of the products. Based upon the assessment of control indicators, sales to trade customers and distributors are recognized at the point in time when products are delivered to customers. In most cases, the final delivery to the customers is within the same day that the shipment is picked up by a third party hauler.

All variable consideration that may affect the total transaction price, including contractual discounts, rebates, returns and credits are included in net sales. Estimates for variable consideration are based on historical experience, anticipated performance and management's judgment.Substantially all of CP&P’s revenue contracts are single performance obligations for the sale of products. All revenue recognized by the Company is recognized at the point in time when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenues are recognized when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists, products have been delivered, there is no future performance required, fees are fixed or determinable and amounts are collectible under normal payment terms. The Company considers several indicators for the transfer of control to its customers, including the significant risks and rewards of ownership of products, the Company's right to payment and the legal title of the products. Based upon the assessment of control indicators, sales to trade customers and distributors are recognized at the point in time when products are delivered to customers. In most cases, the final delivery to the customers is within the same day that the shipment is picked up by a third party hauler.

Effective January 1, 2019, the Company adopted accounting standards codification (“ASC”) Topic 606 Revenue from Contracts with Customers using the modified retrospective method applied to those contracts which were not completed as of December 31, 2018. As a result of electing the modified retrospective adoption approach, results for reporting periods beginning after December 31, 2018 are presented under ASC 606. There was no material impact upon the adoption of ASC 606. As revenue is primarily related to product sales accounted for at a point in time, the Company did not record any adjustments to retained earnings at December 31, 2018 or for any periods previously presented.

All variable consideration that may affect the total transaction price, including contractual discounts, rebates, returns and credits are included in net sales. Estimates for variable consideration are based on historical experience, anticipated performance and management's judgment.

Sales Taxes

CP&P collects sales tax from customers and remits the entire amount to the taxing jurisdictions. CP&P’s accounting policy is to exclude the tax collected and remitted to the taxing jurisdictions from revenues and cost of sales.

Fair Value

CP&P follows current accounting standards relating to fair value measurements and disclosures, which define fair value, establish guidelines for measuring fair value, establish a framework for measuring fair value, and expand disclosures regarding fair value measurement. The Company’s financial instruments consist primarily of cash, trade receivables, accounts payable, other current liabilities, and debt. The carrying value of the Company’s financial

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

instruments approximates the fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

Members’ Equity

At the formation of CP&P, each member received 500 common voting units. As of December 31, 2020, each Member has 500 common units. Income and losses are allocated to the members based upon their relative share of common units, with the exception that depreciation, gains, and losses related to property, plant, and equipment as part of the initial contribution to CP&P are allocated back to the Members who originally contributed the assets. Depreciation, gains, and losses related to property, plant, and equipment acquired subsequent to the formation of CP&P are allocated based on common units.

CP&P distributes cash to the Members in an amount equal to the estimated tax amount on its taxable income. All distributions are divided equally among the Members.

Recent Accounting Pronouncements

In June 2020, the FASB issued ASU 2020-05, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The amendments in this update are effective for annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on the financial statements, as it will result in most of the Company’s operating leases and associated right of use assets being presented on the balance sheet.

Risks and Uncertainties

The COVID 19 pandemic has caused an economic decline affecting many industries in the United States and globally, including certain of the Company’s customers which are primarily in construction industries. The ultimate impact on the Company’s financial results, cash flows and liquidity will depend on the extent and duration of these conditions as well as the United States’ government policies and thus cannot be reasonable estimated.

Subsequent Events

Management has evaluated subsequent events through February 25, 2021, which is the date the financial statements were available to be issued.

3.INVENTORIES

Inventories consisted of the following at December 31:

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

	2020	2019

Finished goods	$15,454,289	$15,806,040
Raw materials	3,481,943	2,986,068
Supplies	65,416	47,606
Total inventories	$19,001,648	$18,839,714

4.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

	2020	2019

Land, buildings, and improvements	$47,300,782	$47,167,974
Machinery and equipment	118,726,820	115,677,357
Vehicles and delivery equipment	778,851	778,851
Office equipment	1,725,555	1,695,876
Assets under development	308,992	1,061,781
Total	168,841,000	166,381,839
Less: Accumulated depreciation	(114,837,153)	(107,450,797)
Net property, plant, and equipment	$54,003,847	$58,931,042

5.NOTES PAYABLE

Effective June 1, 2017, the Company amended its Wells Fargo Bank revolving line of credit (WF Revolver) in its Second Amended and Restated Credit Agreement with Wells Fargo Bank (Amended WF Revolver). Per the terms of the Amended WF Revolver, interest is payable monthly at a rate equal to LIBOR plus an applicable margin based upon performance, which approximated 1.4% as of December 31, 2020. The Amended WF Revolver also includes an unused commitment fee. The credit limit is the lower of $40,000,000 or the Company's borrowing base, as defined in the amended credit agreement. Availability on the Amended WF Revolver as of December 31, 2020 and 2019 was $17,112,982 and $15,974,599, respectively, based on draws, outstanding letters of credit, and the allowable borrowing base. The Amended WF Revolver becomes due on May 31, 2022.

Effective December 19, 2018, the Company entered into the First Amendment to the Amended WF Revolver to, among other things, replace one of the loan covenants of basic Fixed Charge Coverage Ratio with Tangible Net worth (as defined in the First amendment).

The WF Revolver is secured by certain real property and all machinery and equipment, vehicles and delivery equipment, office equipment, other personal property, accounts receivable, general intangibles, and inventory.

The outstanding balance of the WF Revolver consisted of the following at December 31:

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

	2020	2019

Current portion	$—	$—
Long-term portion	22,855,218	23,993,601
Notes payable	$22,855,218	$23,993,601

CP&P is subject to three loan covenants: a Funded Debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) Ratio, a Fixed Charge Coverage Ratio considering only tax distributions, and a Tangible Net Worth (as defined in the First Amendment). CP&P was in compliance with all financial loan covenants as of December 31, 2020 and 2019.

6.PROFIT SHARING PLANS AND COLLECTIVE BARGAINING AGREEMENT

CP&P has adopted a plan allowing all qualified employees to invest a portion of their current earnings in an employees’ 401(k) retirement fund. CP&P matches a portion of the elective contributions made by the employees based on the terms of the plan. CP&P may also, at its sole discretion, make additional contributions for all eligible employees. Employer contributions to the plan amounted to approximately $922,000 in 2020, $941,000 in 2019, and $899,000 in 2018.

CP&P entered into a collective bargaining agreement on August 28, 2012, with the union workforce at one production facility. The terms of the current agreement are up for renewal on August 28, 2021. Approximately 5% of the total production workforce is covered under this agreement as of December 2020.

7.RELATED PARTY TRANSACTIONS

CP&P, in its ordinary course of business, sells products to Americast, Eagle, as well as Eagle’s other subsidiaries. CP&P also purchases products and services from subsidiaries of Eagle and subsidiaries of Forterra.

On August 3, 2012, CP&P entered into a Management Services Agreement with Eagle. For a monthly fee, Eagle is providing general and administrative services including information technology, payroll processing, 401(k) profit sharing plan management, and insurance coverage allocations. The agreement is subject to a Consumer Price Index (CPI) adjustment beginning in 2015. The agreement will automatically renew annually until terminated as described in the agreement.

Following table summarizes the related party transactions between CP&P and its affiliates during the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

Sale of products to affiliates	$852,855	$499,212	$37,490
Purchase of products and services from affiliates	1,524,751	681,176	340,291
Management fees paid to affiliates	556,092	544,571	529,842

During 2018, CP&P sold certain properties at its Hanover Plant in Ashland, Virginia, to an affiliate of Eagle, for cash proceeds of $2,000,000.

CONCRETE PIPE & PRECAST, LLC
Notes to Financial Statements
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2020

The amount due from / to affiliates on the balance sheets as of December 31, 2020 and 2019 were the results of the transactions disclosed above.

8.COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company’s business, there are no other material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

Self-Insurance

CP&P participates in self-funding programs for workers’ compensation and liability insurance. The plans are administered by insurance companies who determine current funding requirements. CP&P has individual and aggregate stop-loss arrangements with the insurance companies to cover substantial claims. CP&P had approximately $117,000 at December 31, 2020, and $416,000 at December 31, 2019, as an estimated self-insurance liability recorded as part of other current liabilities.

Operating Leases

CP&P is obligated under various non-cancellable operating leases for property, equipment, vehicles, and computers, which have varying terms. Lease expense under these agreements approximated $954,000 in 2020, $1,069,000 in 2019, and $1,048,000 in 2018.

Approximate minimum future operating lease rental payments required for the five-year period subsequent to December 31, 2020, are as follows:

2021	$576,000
2022	426,000
2023	221,000
2024	109,000
2025	46,000
Total	$1,378,000